FORM 4

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person

     Hampstead Associates, Inc.
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   (Last)               (First)                 (Middle)

     2200 Ross Avenue,  Suite 4200 West
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                                    (Street)

     Dallas,             Texas                  75201
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   (City)               (State)                 (Zip)


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2. Issuer Name and Ticker or Trading Symbol

     Malibu Entertainment Worldwide, Inc. (MBE)
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

     04/97
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5. If Amendment, Date of Original (Month/Year)

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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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
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     Common Stock                   04/28/97       J*                19,408,504  A               39,323,513     I         By HH
                                                                                                                          GenPar
                                                                                                                          Partners
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

* Represents Common Stock acquired upon conversion of shares of Series F Preferred Stock and Series G Preferred Stock which became convertible upon shareholder approval of such conversion at the annual meeting of shareholders of the issuer on April 28, 1997. This number does not reflect additional shares of Common Stock to which the Reporting Person may be entitled, without payment of additional consideration, upon the occurrence of certain future events beyond the Reporting Persons' control pursuant to the Warrant granted to MEI Holdings, L.P. on August 28, 1996, and the Investment Agreement entered into by the issuer and MEI Holdings in June 1996.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-  11.
                    sion                       Number of                       Title and Amount           Secur-    ative   Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-  of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:    In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct  direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or  Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-     ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct  Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)     ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr. (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)      4)
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
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Series G
Preferred Stock     $ 0      4/28/97   C              (D)      **       **      Common  2,135,513          -0-       I     By HH
                                                 213,551                        Stock                                      GenPar
                                                                                                                           Partners
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Series F
Preferred Stock     $ 0      4/28/97   C              (D)      ***      ***     Common  17,272,991         -0-       I     By HH
                                                 1,727,299                      Stock                                      GenPar
                                                                                                                           Partners
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

** Shares of Series F Preferred Stock were converted to shares of Common Stock following shareholder approval of such conversion at the annual meeting of shareholders of the issuer on April 28, 1997.

*** Shares of Series G Preferred Stock were converted to shares of Common Stock following shareholder approval of such conversion at the annual meeting of shareholders of the issuer on April 28, 1997.

Hampstead Associates, Inc.


                                                             May 1, 1997
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      **Signature of Reporting Person                             Date
        Daniel A. Decker
        Executive Vice President

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.